05035730

TATES
ANGE COMMISSION
.C. 20549

VF 2-17-05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66473

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING FEBRUARY 4, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: REED GLOBAL CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 112TH AVENUE NE, SUITE 330
(No. and Street)

BELLEVUE (City) WA (State) 98004 (Zip Code)

PROCESSED
FEB 28 2005
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEVIN HASEGAWA 425-467-1110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS LLP
(Name – *if individual, state last, first, middle name*)

1001 4TH AVENUE, SUITE 2900 (Address) BELLEVUE (City) WA (State) 98154 (Zip Code)

RECD S.E.C.
FEB 1 1 2005
503

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KEVIN S. HASEGAWA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of REED GLOBAL CAPITAL, LLC, as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

Chief Financial Officer
Title

Junko M. Miyagi-Tamai
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

State of Washington
County of King

I certify that I know or have satisfactory evidence that Kevin Hasegawa is the person who appeared before me and said person acknowledged that he signed this istrument and acknowledged it to be his free and voluntary act for the uses and purposes mentioned in the instrument.

Dated: February 10, 2005 Junko M. Miyagi-Tamai
Notary Public in and for the State of Washington
My appointment expires: November 29, 2006

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Members
Reed Global Capital, LLC

We have audited the accompanying statement of financial condition of Reed Global Capital, LLC (a development stage company) (the Company) as of December 31, 2004, and the related statements of operations, members' equity, and cash flows for the period from February 4, 2004 (date of inception) to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reed Global Capital, LLC as of December 31, 2004, and the results of its operations and its cash flows for the period from February 4, 2004 (date of inception) to December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is a development stage company, and continuation as a going concern is dependent upon raising additional capital and increasing revenues from business operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Seattle, Washington
January 12, 2005

REED GLOBAL CAPITAL, LLC
(A Development Stage Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$ 174,376

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accrued expenses	$ 6,000
MEMBERS' EQUITY	
Capital accounts	395,000
Deficit accumulated during the development stage	(226,624)
	168,376
	$ 174,376

See accompanying notes.

REED GLOBAL CAPITAL, LLC
(A Development Stage Company)
STATEMENT OF OPERATIONS
PERIOD FROM FEBRUARY 4, 2004 (DATE OF INCEPTION) TO DECEMBER 31, 2004

OPERATING EXPENSES	
Payroll	$ 128,939
Outside services	21,732
Professional fees	16,050
Travel and entertainment	14,863
Rent	9,911
Licenses and permits	9,452
Other	8,481
Insurance	7,133
Office	5,721
Taxes	4,765
	227,047
OTHER	
Interest income	(543)
Interest expense	120
DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE	$ 226,624

See accompanying notes.

REED GLOBAL CAPITAL, LLC
(A Development Stage Company)
STATEMENT OF MEMBERS' EQUITY
PERIOD FROM FEBRUARY 4, 2004 (DATE OF INCEPTION) TO DECEMBER 31, 2004

BALANCE, February 4, 2004	$ -
Contributions	395,000
Deficit accumulated during the development stage	(226,624)
BALANCE, December 31, 2004	$ 168,376

See accompanying notes.

REED GLOBAL CAPITAL, LLC
(A Development Stage Company)
STATEMENT OF CASH FLOWS
PERIOD FROM FEBRUARY 4, 2004 (DATE OF INCEPTION) TO DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Deficit accumulated during the development stage	$ (226,624)
Changes in assets and liabilities	
Accrued expenses	6,000
	(220,624)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	395,000
NET CHANGE IN CASH	174,376
CASH BALANCE	
Beginning of period	-
End of period	$ 174,376
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid for interest	$ 120

See accompanying notes.

Note 1 - Operations and Summary of Significant Accounting Policies

Nature of Business - Reed Global Capital, LLC (a development stage company) (the Company), was established in February 2004, as a Washington Limited Liability Company, and is a 99.999% owned subsidiary of Reed Global Advisors, LLC (the Parent). The Company is a broker and dealer specializing in private placements and capital formation services to small and medium-sized businesses. The securities are offered to a limited number of accredited investors pursuant to exemptions from state and federal registration provided by Regulation D under the Securities Act of 1933. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

Development Stage Operations - The Company was formed in February 2004. From inception to December 31, 2004, the Company devoted significant time to developing customers and administrative functions and is still considered to be in the development stage.

Management's Plans - The Company's financial statements have been prepared in conformity with principles of accounting applicable to a going concern. These principles contemplate the realization of assets and liquidation of liabilities in the normal course of business. During the period from inception (February 4, 2004) to December 31, 2004, the Company sustained a loss as development was completed. The Company's ability to meet its anticipated future obligations and continue as a going concern depends upon raising sufficient capital to fund operations until such time as the Company can sustain itself through day-to-day operations. The Company has a capitalization plan that is expected to finance its efforts in developing customers.

The Company is subject to the risks and challenges associated with other companies at a similar stage of development including dependence on its parent for financing, certain key individuals, successful development and marketing of its services, competition from substitute services and larger companies. The Company may require significant additional funds to execute its business plan. There can be no assurance that such funding will be available on reasonable terms, or at all.

Note 1 - Operations and Summary of Significant Accounting Policies (Continued)

Revenue Recognition - The Company solicits investors on a "best efforts" basis. Service fees are recorded based on the greater of a fixed amount or a percentage of the gross proceeds received for each placement. Additionally, the Company earns fixed retainer and advisory fees. In certain circumstances, the Company may receive warrants to purchase an issuing company's shares. As of December 31, 2004, the Company has not received any such warrants. Reimbursable costs are recorded as incurred. Subsequent reimbursements are recognized as revenue when due. The Company did not earn any revenue during the period from February 4, 2004 to December 31, 2004.

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Allocation of Income and Loss - The profits and losses of the Company are allocated 100% to the parent for income tax purposes.

Income Tax - Because the Company is a limited liability company, the financial statements do not reflect a provision for federal or state income taxes, as these are passed through to and are the responsibility of the ultimate beneficial owners of the Company.

Note 2 - Related Parties

The Parent manages the majority of affairs of the Company and provides all administrative support for the Company's operations, including facilities, personnel, and administrative activities. The specific identification of the incremental costs attributable to the Company is not practical. Alternatively, management allocates shared payroll and other operating costs based on an estimate of employee hours attributable to the Company. Management considers this allocation method reasonable and representative of the Company's cost structure. The shared expenses are paid by the Parent, which has adequate resources to continue paying the expenses. The Company has an expense sharing agreement to reimburse the Parent for expenses based on the allocation method. Total reimbursements paid by the Company to the Parent for 2004 amounted to approximately $204,000.

The Parent made capital contributions in 2004 to the Company totaling $395,000.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company is required to maintain net capital of the greater of $5,000 or 12.5% of aggregate indebtedness (for the first year and 6.67% thereafter). At December 31, 2004, the Company had net capital as follows:

Net capital	$ 168,376
Excess in net capital	$ 163,376
Percentage of aggregate indebtedness to net capital	4%

Note 4 - Report on Internal Control

In accordance with certain rules of the Securities and Exchange Commission, a report on the Company's internal accounting control was furnished to the Commission. A copy of the report is available for examination at the Company's office or at the regional office of the Securities and Exchange Commission.

SUPPLEMENTAL INFORMATION

SCHEDULE I

REED GLOBAL CAPITAL, LLC

(A Development Stage Company)

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1

DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL

Members' equity	$ 168,376
Deductions	
Unsecured receivables, furniture, equipment, and other assets	-
Net capital	$ 168,376

COMPUTATION OF AGGREGATE INDEBTEDNESS

Liabilities	$ 6,000

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 5,000
Percentage of aggregate indebtedness to net capital	4%
Ratio of aggregate indebtedness to net capital	.04 to 1

The computation of net capital pursuant to SEC Rule 15c3-1 as of December 31, 2004, computed by the Company in its Form X-17A-5, Part IIA, does not differ materially from the above computation, which is based on audited financial statements.

SCHEDULE II

REED GLOBAL CAPITAL, LLC

(A Development Stage Company)

COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2004

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

SCHEDULE III

REED GLOBAL CAPITAL, LLC

(A Development Stage Company)

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2004

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Members
Reed Global Capital, LLC

In planning and performing our audit of the financial statements of Reed Global Capital, LLC (a development stage company) (the Company) for the period from February 4, 2004 (date of inception) to December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in (1) making quarterly securities examinations, counts, verifications, and comparisons, (2) recordation of differences required by Rule 17a-13 and (3) complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of internal control structure practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Seattle, Washington
January 12, 2005